SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G51390 105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons RONG360 Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 345,541,350. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 345,541,350. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 358,041,350. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 83.4%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Jianpu Technology Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 21/F Internet Finance Center Danling Street, Beijing People’s Republic of China

Item 2(a).	Name of Person Filing: RONG360 Inc.
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 21/F Internet Finance Center Danling Street, Beijing People's Republic of China
Item 2(c).	Citizenship: Cayman Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”).  The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.: G51390 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership
The following information with respect to the ownership of the Class A Ordinary Shares of the Issuer by the reporting person is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:		Percent of class:(1)	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:	Percentage of aggregate voting power
RONG360 Inc.(2)	345,541,350	(3)	83.4%	345,541,350	(3)	—	345,541,350	(3)	—	98.1%

(1)    The percentage of the class of securities beneficially owned by the reporting person is based on a total of 414,291,350 outstanding ordinary shares (being the sum of 68,750,000 Class A ordinary shares and 345,541,350 Class B ordinary shares) of the Issuer, as of December 31, 2017.

(2)    It is expected that, within six months following the Issuer’s initial public offering in November 2017, the existing shareholders of RONG360 Inc. would become the Issuer’s shareholders through a distribution of the Issuer’s shares in proportion to RONG360 Inc.’s current shareholding structure, and RONG360 Inc. will remain the Issuer’s parent company until this shareholding change takes place. No definitive agreements have been entered into with respect to the foregoing shareholding change.

(3)    Includes 345,541,350 Class B Ordinary Shares, which are convertible at the option of RONG360 Inc. at any time into Class A Ordinary Shares on a one-for-one basis.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Feb 8, 2018

RONG360 Inc.		/s/ Daqing (David) Ye
	Name:	Daqing (David) Ye
	Title:	Director